UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

A123 Systems, Inc.

File No. 001-34463- CF#28092
_____

A123 Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2012, as amended.

Based on representations by A123 Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.36	through October 31, 2016
Exhibit 10.37	through November 3, 2016
Exhibit 10.38	through November 3, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel